0 82-03322

RECEIVED

2007 APR -5 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12th March, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that at the meeting of the Board of Directors of the Company held today, the Board has approved payment of Interim Dividend @ 275% i.e., @ Rs.27.50 (Rupees Twenty Seven & Paise Fifty only)per equity share, on the existing paid up equity share capital of the Company, for the Financial year 2006-07.

As informed earlier vide our letter dated 3rd March, 2007, the Company has fixed 19th March, 2007 as the "Record Date" for the purpose of ascertaining the names of the shareholders who shall be entitled to the aforesaid Interim Dividend. The said Interim Dividend will be paid on or after 26th March, 2007.

Thanking you,

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

Yours faithfully,

Ashok Malu
Company Secretary

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END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)